UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 26, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE
PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.558.134/0001-58
NIRE N° 33.300.262539
Public Company

Communication to the Market

TELE NORTE LESTE PARTICIPAÇÕES S.A. ANNOUNCES RESULT FROM MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 24, 2007

Rio de Janeiro, January 24, 2007 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE:TNE), today announced that in a meeting held on January, 24, 2007, TNE´s board of directors accepted the resignation of Mr. Carlos Francisco Ribeiro Jereissati from his position as Chairman of the Board. Mr. Francisco will remain a member of the board.

Mr. José Mauro Mettrau Carneiro da Cunha, was elected as the new Chairman of the Board.

For more information, please contact: INVESTOR RELATIONS Email: invest@telemar.com.br Roberto Terziani (55 21) 3131-1208 Carlos Lacerda (55 21) 3131-1314 Fax: (5521) 3131-1144	GLOBAL CONSULTING GROUP Andrea Priest apriest@hfgcg.com Tel: 1-646-284-9425 Fax:1-646-284-9494